April 30, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-7010

Re:           Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2009
File No. 1-4887

Dear Mr. Hartz:

The additional information you requested with respect to our letter dated March 30, 2010 is provided below.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11. Condensed Consolidating Financial Information, page 19

1.
We note your response to prior comment 3.  Please tell us how you reached the conclusion that the cash flow classification is not material.  Please note that condensed consolidating financial statements under rule 3-10 of Regulation S-X are allowed in lieu of full financial statements for the guarantor subsidiaries as an accommodation.  Please provide your assessment of the materiality of the intercompany receivables and payables currently classified in operating activities for each period presented.

As stated in our previous responses, we continue to believe that changes in our intercompany accounts are akin to changes in trade receivables and payables, and that the related presentation as an operating activity is reasonable.  Although we acknowledge that there is a partial financing nature to the intercompany accounts and activity between the parent and the operating subsidiaries in addition to routine changes in working capital from operations, we believe that the “predominant source of cash flows” criteria for classifying cash receipts and payments that have aspects of more than one class of cash flows, as discussed in ASC 230-10-45-22, would justify operating classification.

The intercompany accounts in question and resulting cash flows are non interest bearing with no stated payment terms and fluctuate based on each individual entity’s operating activities.  The Company does not have a history of settling intercompany balances.  The Company has one true intercompany interest bearing note outstanding for $50 million between subsidiaries but there has been no change in this balance for several years.  Had there been a change in the balance of the intercompany note, the Company would agree that such cash flows should be treated as financing cash flows.

We acknowledge the foreign currency example displayed in ASC 830-230-55-1 that the Staff has previously analogized to in order to support financing classification. However, we believe it is unclear as to whether the reference to the intercompany “loan” in the example is also applicable to other intercompany balances between the entities.  One could infer from the use of the word “loan” that it was a formal financing relationship and not just intercompany balances.  We also note that other non “loan” transactions between the entities were eliminated in operating activities in the example’s consolidating statement of cash flows and were not classified as financing activities.

However, as noted above, the Company acknowledges that there is a partial financing nature to the intercompany accounts and activity between the parent and the operating subsidiaries in addition to routine changes in working capital from operations.  Thus, as described in our previous response the Company will  prospectively change the classification in future filings of the change in the non interest bearing intercompany accounts to financing activities.  In fact, the Company has done so in its most recently filed 10-Q based on our understanding stemming from the telephone conversation with the Staff prior to our last response.

The intercompany receivable for the parent increased $101 million, $182 million and $124 million for fiscal 2009, 2008 and 2007, respectively.  The Company has already reflected the change to financing activities in its most recently filed 10-Q in the consolidating statement of cash flows for the nine months ended February 28 2010.  While from a quantitative perspective, these amounts might appear to be significant, the Company believes that changing the classification prospectively is justified because the transactions are not material to the financial statements for the following qualitative reasons:

1.
 The intercompany accounts and resulting cash flows are eliminated in the consolidated and consolidating statement of cash flows.  Thus, inherently they are less significant to the users of the consolidated financial statements as they have no effect on the consolidated statement of cash flows.  We believe our debt holders understand that the parent company is not directly engaged in any of our businesses and that they are relying on the guarantees of our subsidiaries and looking to the consolidated operating activity cash flows to assess our ability to service our debt.

2.
The primary purpose of the consolidating information is to disclose to the users of the financial statements the performance and liquidity characteristics of the guarantors should the parent be unable to satisfy its obligations.  We believe the consolidating information presented adequately discloses these characteristics and the users of the consolidating information will be more focused on the guarantor’s non intercompany assets, liabilities, operating results and cash flows to evaluate the guarantors’ ability and resources to honor the guaranty.  They will be less focused on the Company’s intercompany activity as these activities will not affect the subsidiaries’ ability to fund the guarantees if required.   We believe the consolidating information presented is sufficient to allow the users of the financial statements to evaluate the guarantors’ financial position and ability to honor the guarantees.

It should be noted that we are presently evaluating with our independent accountants whether the consolidating information is even still required in that it is not presently clear as to whether the parent company has any independent operations or assets.  We intend to continue our analysis and in light of the Staff’s comment on this issue if we determine that the information can be omitted from the financial statements for our fiscal 2010 year-end, we will discuss this matter more fully with the Staff prior to omitting the consolidating information.

In summary, we are willing to prospectively reclassify the intercompany cash flows to financing activities, but we do not believe that restatement of prior years is warranted as we believe the existing disclosure is acceptable pursuant to ASC 230, and it adequately meets the needs of the financial statement users related to the financial position, operating results and cash flows of the guarantors.  We are available to discuss this issue directly with the Staff, if necessary.

Please let me know if you have any further questions or comments about the responses above.

Sincerely,

Kenneth R. Allen

Executive Vice President – Chief Financial Officer